Exhibit 5.1

NatWest Group plc 36 St Andrew Square Edinburgh EH2 2YB	CMS Cameron McKenna Nabarro Olswang LLP Saltire Court 20 Castle Terrace Edinburgh EH1 2EN DX 553001, Edinburgh 18 Legal Post LP-2, Edinburgh 6 T +44 131 228 8000 F +44 131 228 8888 cms.law

15 August 2024

Your ref
Our ref	STPH/EDN/RBG001.02363

Dear Ladies and Gentlemen

US$1,250,000,000 4.964% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2030
US$500,000,000 Senior Callable Floating Rate Notes due 2028

We have acted as solicitors in Scotland for NatWest Group plc (the Company) in connection with (i) the Underwriting Agreement dated as of 12 August 2024 (the Underwriting Agreement) between you and the underwriters (the Underwriters) under which the Underwriters have severally agreed to purchase from the Company US$1,250,000,000 4.964% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2030 and US$500,000,000 Senior Callable Floating Rate Notes due 2028 (together, the Senior Notes), and (ii) the Pricing Agreement dated as of 12 August 2024 (the Pricing Agreement and, together with the Underwriting Agreement, the Underwriting Agreement).

The Senior Notes are to be issued pursuant to a senior notes base indenture dated as of 13 December 2017 (the Base Indenture), as supplemented and amended by a fourteenth supplemental indenture dated as of 15 August 2024, in each case between the Company and The Bank of New York Mellon, London Branch, as trustee. The Base Indenture, as so supplemented and amended, is herein referred to as the Indenture.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Senior Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to, and paid for, by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the present laws of Scotland. We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America, and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell London LLP dated 15 August 2024, to be filed on Form 6-K concurrently with this opinion. The laws of the State of New York are the chosen governing law of the Senior Notes, and we have assumed that the Senior Notes constitute valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with their terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ Partner, for and on behalf of CMS Cameron McKenna Nabarro Olswang LLP

Partner, for and on behalf of CMS Cameron McKenna Nabarro Olswang LLP

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